Exhibit A-6

                             Mobile Energy Services
                         Chapter 7 Liquidation Analysis
                             As of December 31, 2002

                                  Introduction


         Returns to each holder of an Impaired Claim in a hypothetical liquidation under Chapter 7 of the Bankruptcy Code have been estimated. The results of such estimate are set forth below.

         The Liquidation Analysis was prepared using the Debtors' projected assets as of December 31, 2002. The Liquidation Analysis is based on a number of estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtors and/or any Chapter 7 trustee. Additionally, various liquidation decisions, which are based on certain assumptions and estimates employed in determining the liquidation values of the Debtors' assets, will impact the actual amount of proceeds which would be realized were the Debtors to commence an actual liquidation. The actual amounts of claims against the estates could vary significantly from these estimates, depending on the claims asserted during the Chapter 7 case. This liquidation analysis does not include liabilities that may arise as a result of liquidation, any new tax assessments or other potential claims. This analysis also does not include potential recoveries from avoidance actions.

          ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE DEBTORS WERE, IN FACT, TO COMMENCE SUCH A CHAPTER 7 LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

         THE ESTIMATES AND ASSUMPTIONS EMPLOYED IN THIS LIQUIDATION ANALYSIS INCLUDE DISCOUNTS TO ASSETS BASED ON THE POSSIBILITY OF OFFSETS AND DEFENSES BEING ASSERTED BY COUNTERPARTIES, INCLUDING WITHOUT LIMITATION, S.D. WARREN AND KC. THE DEBTORS DO NOT ADMIT THE EXISTENCE OR VALIDITY OF ANY SUCH OFFSETS OR DEFENSES.

         These values have not been subject to any review or audit by any independent accounting firm.

Major Assumptions.
-----------------

         1. The Debtors' fixed assets are assumed to be sold in whole or in part to maximize value in the liquidation process. The Debtors' operations are assumed to be discontinued as of December 31, 2002.

     2. Mechanical equipment is assumed to be properly maintained awaiting sale. Security and insurance for the Energy Complex are assumed to be maintained for the 12 months preceding final distribution.

     3. The severance and pension plan benefits are assumed to be paid by non-Debtor affiliates of the Debtors except as provided as part of the SEI Senior Lien Claim.

     4. All assets are assumed to be sold within an average of nine months. All liquidation proceeds are stated in actual dollar terms and have not been discounted to present values.

     5. If implementation of the liquidation process is delayed, significant changes in the Debtors' assets and liabilities may occur during the interim period until the liquidation is completed, and the net liquidation value could be significantly below that estimated herein.

     6. Upon liquidation, actual liabilities may vary significantly from those reflected on the Debtors' projected December 31, 2002 balance sheet (the "Balance Sheet") and in this Liquidation Analysis, because Claims presently unknown to the Debtors may be asserted. It is not possible to predict with any certainty the inevitable increase in liabilities resulting from contingent and/or unliquidated Claims. Actual amounts may vary materially from these estimates.

     7. Liquidation values are predicated upon the Balance Sheet that was provided by the Debtors. The analysis does not take into account the effect of adjustments to the unaudited financial statements subsequent to the date of the Balance Sheet, or changes in assets and liabilities after that date, except for specific adjustments described in the assumptions or notes to the Liquidation Analysis.

     8. This Liquidation Analysis assumes that no new litigation is instituted against the Debtors and the Debtors incur no on-going litigation expenses.


     9. This Liquidation Analysis assumes that Debtors' ability to collect its accounts receivable is negatively impacted by a liquidation.

     10. Certain of the Debtors' fixed assets were specifically configured for the Debtors and thus may have limited resale value.

Note A - Book Value

The projected book value used in this Liquidation Analysis is the projected unaudited depreciated book values as of the date of the Balance Sheet.

Note B - Cash and Cash Equivalents

Cash and Cash Equivalents are those shown on the Balance Sheet.

Note C - Accounts Receivable

The majority of the accounts receivable are from KC. A 75% collection rate was assumed on those accounts because KC would likely assert offsets against MESC in a liquidation.

Note D - Prepaid Expenses

The bulk of the prepaid expenses are deposits made to secure transmission for summer power sales and insurance. It is assumed that most of the summer power sales deposits would be refunded in a liquidation because the contract would terminate without penalty. No refund is assumed to result from the remainder of the prepaid expenses.

Note E - Fuel Stock

Most of the fuel inventory is wood that is assumed to have no value. A small portion of the fuel stock is coal that is assumed to have limited resale value although discounted heavily due to transportation costs.

Note F - Plant, Material and Supplies

These assets are spare parts, batteries, gloves, etc. which is assumed to have relatively higher resale value particularly since other parties located at the site might have use for these assets.

Note G - Restricted Deposits

This is accrued interest on bank deposits that is owed to the Debtors. A 90% collection rate is assumed since the banks may have some offsetting fees and expenses.

Note H - Utility Plant, Property and Equipment

The major plant, property and equipment are the boilers and turbine generators which are assumed to have some resale value although that value has been discounted heavily for transportation. The remainder of the plant, property and equipment is relatively old and is assumed to have limited resale value net of transportation costs.

Note I - Construction Work in Process

The main item in the construction work in progress amount shown on the balance sheet relates to a heat recovery steam generator purchased by the Company. This asset has been assigned no liquidation value.

Note J - Land

The land is leased and thus is assumed to have no value in a liquidation.

Note K - Non- Utility Property

This category includes telephones, computer equipment, rolling stock and other non-plant property that is assumed to have a limited resale value.

Note L - Acquisition Costs

These assets are the result of the amortization of certain costs and are assumed to have no value in a liquidation.

Note M - Chapter 7 Trustee

The Chapter 7 Trustee is assumed to receive 3% of the gross proceeds of any sale.


Note N - Trustee Professionals

Professional fees of $1 million for the legal advisors and $1 million for the financial advisors to the Trustee are assumed in the Chapter 7.

Note O - Mothballing Costs/Unwind Expenses

Mothballing costs are assumed to be $175,000 per month for nine months. In addition, expenses for personnel necessary to the liquidation of the business are assumed at a lump sum of $750,000.

Note P - Chapter 11 Expenses

These costs are based on the projected Chapter 11 costs and expenses outstanding as of December 31, 2002. Some or all of these costs might not be allowed as priority claims in the bankruptcy.

Note Q - Mirant Senior Liens

As of December 31, 2002, all liquidated claims of Mirant will have been paid. Certain contingent claims still exist as discussed in the Plan, although no payment for these claims is contemplated herein.

Note R - First Mortgage and Tax-Exempt Bonds

This is the amount of the Allowed Claims of the First Mortgage and Tax-Exempt Bonds as of the Petition Date.

                   MOBILE ENERGY SERVICES
          PROJECTED CHAPTER 7 LIQUIDATION ANALYSIS
                  AS OF DECEMBER 31, 2002
                          ($000s)


                                                      Projected    Percentage     Projected
Assets:                                            Book Value (A)   Recovery    Gross Proceeds

Current Assets:
--------------

Cash and Cash Equivalents (B)                           $13,653      100%         $13,653
Accounts Receivable (C)                                   4,948       75%           3,711
Prepaid Expenses (D)                                        438       37%             161
Fuel Inventory (E)                                           17        5%               1
Plant Material and Supplies (F)                           4,158       25%           1,040
Restricted Deposits (G)                                      68       90%              61

Plant, Property and Equipment:
-----------------------------

Major Utility Plant, Property and Equipment (H)         149,161      7.5%          11,187
Other Utility Plant, Property and Equipment (H)         151,000        2%           3,020
Construction Work in Process (I)                          7,189        0%               -
Land (J)                                                  2,000        0%               -
Non - Utility Property (K)                                  218       15%              33

Other Assets:
------------

Acquisition Costs and Deferred Deposits (L)              10,372        0%               -
-----------------------------------------------------------------------------------------

                                         Total:        $343,222                   $32,866


                   MOBILE ENERGY SERVICES
          PROJECTED CHAPTER 7 LIQUIDATION ANALYSIS
                  AS OF DECEMBER 31, 2002
                          ($000s)




Liabilities:

Chapter 7 Costs:
----------------

Chapter 7 Trustee (M)                                                                 986
 (3%  gross proceeds)
Trustee Professional (N)                                                            2,000
Mothballing Costs (O)                                                               2,550

Priority/Administrative Claims:
------------------------------

Chapter 11 Expenses and Claims (P)                                                  5,557
Potential Claims by Mill Owners                                                    14,250

Net Proceeds Available for Secured Claims                                          $7,523

Secured Claims:
--------------

Mirant Senior Liens (Q)                                                                 0

Net Proceeds Available for Senior Bonds                                            $7,523

Senior Bonds (R)                                                                  316,000

Percentage Recovery - Secured Claims                                                2.38%

Net Proceeds Available - Unsecured Claims                                               0
